UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-71235

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/27/25   AND ENDING 12/31/25

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **ATTIS SECURITIES LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

260 N JOSEPHINE STREET, SUITE 300

(No. and Street)

DENVER	CO	80206
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICAHEL T MARRONE 646-930-1906   michaelmarrone@attissecurities.com

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC

(Name – if individual, state last, first, and middle name)

3500 LENXO RD., SUITE 1500	ATLANTA	GA	30326
(Address)	(City)	(State)	(Zip Code)

05/05/2009		3514	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HAMISH BUNN _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ATTIS SECURITIES LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: CEO

SCOTT J. GOWE
NOTARY PUBLIC OF NEW YORK
I.D. #01GO6357188
MY COMMISSION EXPIRES 4/7/2029

Notary Public

This filing** contains (check all applicable boxes):

- ☑ **(a)** Statement of financial condition.
- ☐ **(b)** Notes to consolidated statement of financial condition.
- ☐ **(c)** Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ **(d)** Statement of cash flows.
- ☐ **(e)** Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ **(f)** Statement of changes in liabilities subordinated to claims of creditors.
- ☐ **(g)** Notes to consolidated financial statements.
- ☐ **(h)** Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ **(i)** Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ **(j)** Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ **(k)** Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ **(l)** Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ **(m)** Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ **(n)** Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ **(o)** Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ **(p)** Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ **(q)** Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ **(r)** Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ **(s)** Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ **(t)** Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ **(u)** Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ **(v)** Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ **(w)** Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ **(x)** Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ **(y)** Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ **(z)** Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ATTIS SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2025

ATTIS SECURITIES LLC

TABLE OF CONTENTS

December 31, 2025



RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Attis Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Attis Securities LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2025.

March 17, 2026
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

ATTIS SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash	$	325,642
Accounts receivable		11,981
Prepaid expenses		3,835
Total Assets	$	341,458

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	2,550
Due to affiliate		31,835
Total Liabilities		34,385
MEMBER'S EQUITY		307,073
Total Liabilities and Member's Equity	$	341,458

Note 1 - Business Summary

Attis Securities LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware limited liability company organized in November 2023 and became a broker-dealer in January 2025. As a limited liability company, the member's liability is limited to its investment.

The Company provides placement and advisory services related to capital raising activities and mergers and acquisitions transactions.

Note 2 - Summary of Significant Accounting Policies

Cash

The Company maintains its bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Basis of Presentation

The Company's financial statements are prepared using the accrual method of accounting principles generally accepted in the United States of America ("U.S. GAAP") as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations and cash flows.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Accordingly, actual results could differ from the estimates that were assumed in preparing the financial statements.

Income Taxes

The Company is a disregarded entity for federal income tax reporting purposes. Accordingly, the Company does not file a separate income tax return. The income or losses of the Company flow through to and are taxable to the member. Therefore, no income taxes are recorded in the accompanying financial statements.

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

Under the provisions of FASB Accounting Standards Codification 740-10 (ASC 740-10), Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Accounts Receivable

Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on the Company's review, no allowance for credit losses is considered necessary.

Note 3 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission basic Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or in its first year of operations, 8 to 1. At December 31, 2025, the Company had net capital of $291,257, which was in excess of the required net capital of $5,000 by $286,257. The Company's ratio of aggregate indebtedness to net capital at December 31, 2025, was 0.1181 to 1.0000.

Note 4 - Related Party Transactions

The Company has an expense sharing agreement with an affiliated entity for certain personnel, occupancy and general and administrative services provided to the Company. The Company's share of expenses is calculated based upon estimated usage. Allocated expenses to the Company under the agreement amounted to approximately $25,048 for the period ended December 31, 2025. Approximately $17,203 of the due to affiliate with the accompanying statement of financial condition arose from the affiliate's payment of such expenses that have yet to be reimbursed by the Company.

Note 4 - Related Party Transactions (continued)

Separately, the affiliated entity at times pays for certain compensation expenses attributable to the Company for which the affiliate seeks reimbursement. The Company expensed approximately $162,876 of such compensation expenses that were paid by the affiliated entity during the period ended December 31, 2025. Approximately $14,632 of the due to affiliate within the accompanying statement of financial condition arose from the affiliate's payment of such expenses that have yet to be reimbursed by the Company.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

Note 5 – Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2025.

Note 6 - Subsequent Events

Subsequent events were evaluated through the date the financial statements were issued.

Note 7 – Segment Reporting

The Company has one reportable segment: investment banking. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income or loss to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.